# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 599 S. Rivershore Lane, Eagle, Idaho (ID), 83616
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0001104659-24-109740
Filed by CIK 0000929607
Persons authorized to receive notices and communications: Michael Mayberry, General Coun, Continental Grain Company, 767 Fifth Avenue, New York, New York (NY), 10153, 212-207-2898

## Reporting persons
- CONTINENTAL GRAIN CO (CIK 0000929607): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,134,080; shared voting power 0; sole dispositive power 2,134,080; shared dispositive power 0; aggregate amount beneficially owned 2,134,080 (1.5% of the class)
  Comment: Box 13 - The percentages used herein are calculated based on 141,115,615 shares of common stock, $1.00 par value per share (the "Shares") outstanding as of March 27, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on April 3, 2025 (the "Quarterly Report").
- FRIBOURG PAUL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 2,134,080; shared voting power 0; sole dispositive power 2,134,080; shared dispositive power 0; aggregate amount beneficially owned 2,134,080 (1.5% of the class)
  Comment: Box 11 - Does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such shares are held in a trust for members of Mr. Paul Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.
  
  Box 13 - The percentages used herein are calculated based on 141,115,615 Shares outstanding as of March 27, 2025, as disclosed in the Quarterly Report.
- GENDASON ARI DAVID: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,340; shared voting power 0; sole dispositive power 2,340; shared dispositive power 0; aggregate amount beneficially owned 2,340 (0% of the class)
  Comment: Box 11 - Ari D. Gendason is the Chief Investment Officer ("CIO") of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 -The percentages used herein are calculated based on 141,115,615 Shares outstanding as of March 27, 2025, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- ZIMMERMAN MICHAEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - Michael J. Zimmerman is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Zimmerman potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 141,115,615 Shares outstanding as of March 27, 2025, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- FRIBOURG CHARLES: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 9,300; shared voting power 0; sole dispositive power 9,300; shared dispositive power 0; aggregate amount beneficially owned 9,300 (0% of the class)
  Comment: Box 11 - This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 141,115,615 Shares outstanding as of March 27, 2025, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. Rivershore Lane, Eagle, Idaho (ID), 83616
Comment: This Amendment No. 9 to the Schedule 13D ("Amendment No. 9") amends and supplements the Schedule 13D originally filed by the undersigned with the SEC on October 18, 2024, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 18, 2024, and as further amended by Amendment No. 2 to the Schedule 13D filed with the SEC on December 20, 2024, as further amended by Amendment No. 3 to the Schedule 13D filed with the SEC on December 27, 2024, as further amended by Amendment No. 4 to the Schedule 13D filed with the SEC on January 29, 2025, as further amended by Amendment No. 5 to the Schedule 13D filed with the SEC on March 7, 2025, as further amended by Amendment No. 6 to the Schedule 13D filed with the SEC on April 1, 2025, as further amended by Amendment No. 7 to the Schedule 13D filed with the SEC on June 5, 2025 and as further amended by Amendment No. 8 to the Schedule 13D filed with the SEC on June 10, 2025 (as amended and supplemented, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 9 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 30, 2025, the Issuer, JANA Partners Management, LP ("JANA") and Continental Grain Company entered into a cooperation agreement (the "Cooperation Agreement"), pursuant to which Scott Ostfeld, Bradley Alford, Ruth Kimmelshue, Lawrence Kurzius, Paul Maass and Timothy R. McLevish will be appointed to the Issuer's board of directors. The effective date for such appointments will be the date upon which JANA delivers a written request to the Issuer for such effectiveness; provided, (i) such written request from JANA shall be delivered to the Issuer no later than July 11, 2025 and (ii) if JANA fails to deliver such request, the appointments shall be effective as of 4:00 PM EDT on July 11, 2025.

The foregoing description of the Cooperation Agreement is qualified by the full text of the Cooperation Agreement, which is included as Exhibit 99.6 to this Amendment No. 9 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on June 30, 2025 (the "Form 8-K") and is incorporated by reference herein.

By virtue of the Cooperation Agreement, the Reporting Persons, JANA, Bradley Alford, Jeffery DeLapp, Diane Dietz (whose legal name is Diane Dietz Suciu), John Gainor, Ruth Kimmelshue, James Lillie, Timothy McLevish and Joseph Scalzo are no longer deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As a result, each and all of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on June 30, 2025. The filing of this Amendment No. 9 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 141,115,615 Shares outstanding as of March 27, 2025, as disclosed in the Quarterly Report. As of the close of business on the date hereof, Continental Grain Company may be deemed to beneficially own 2,134,080 Shares, representing approximately 1.5% of the Shares outstanding. As of the close of business on the date hereof, Mr. Paul Fribourg may be deemed to beneficially own 2,134,080 Shares, representing approximately 1.5% of the Shares outstanding. As of the close of business on the date hereof, Mr. Gendason may be deemed to beneficially own 2,340 Shares, representing less than 0.01% of the Shares outstanding. As of the close of business on the date hereof, Mr. Zimmerman may be deemed to beneficially own 5,000 Shares, representing less than 0.01% of the Shares outstanding. As of the close of business on the date hereof, Mr. Charles Fribourg may be deemed to beneficially own 9,300 Shares, representing less than 0.01% of the Shares outstanding.

By virtue of the Cooperation Agreement, the Reporting Persons, JANA, Bradley Alford, Jeffery DeLapp, Diane Dietz (whose legal name is Diane Dietz Suciu), John Gainor, Ruth Kimmelshue, James Lillie, Timothy McLevish and Joseph Scalzo are no longer deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.
Number of shares as to which each person has sole or shared power to vote or dispose:
Continental Grain Company has sole voting and dispositive power over 2,134,080 Shares.

Mr. Paul Fribourg has sole voting and dispositive power over 2,134,080 Shares. This amount does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.

Mr. Gendason has sole voting and dispositive power over 2,340 Shares. Mr. Gendason is the CIO of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.

Mr. Zimmerman has sole voting and dispositive power over 5,000 Shares. Mr. Zimmerman is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Zimmerman potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.

Mr. Charles Fribourg has sole voting and dispositive power over 9,300 Shares. This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 2,134,080 Shares beneficially owned by Continental Grain Company. However, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 2,134,080 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 2,134,080 Shares beneficially owned by Continental Grain Company.
Transactions in the class effected during the past sixty days: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, each and all of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on June 30, 2025. As such, the filing of this Amendment No. 9 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The Reporting Persons' responses in Item 4 of this Amendment No. 9 are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.6: Cooperation Agreement (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on the Form 8-K).

## Signatures
- CONTINENTAL GRAIN CO: /s/ Ari D. Gendason, Ari D. Gendason, Chief Investment Officer (07/01/2025)
- FRIBOURG PAUL J: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Paul J. Fribourg, Paul J. Fribourg (07/01/2025)
- GENDASON ARI DAVID: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Ari D. Gendason, Ari D. Gendason (07/01/2025)
- ZIMMERMAN MICHAEL J: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Michael J. Zimmerman, Michael J. Zimmerman (07/01/2025)
- FRIBOURG CHARLES: By: Jonathan Jacobs, as Attorney-In-Fact, /s/ Charles Fribourg, Charles Fribourg (07/01/2025)